210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators to Present Reovirus Research at the
EORTC-NCI-AACR Meeting

CALGARY, AB, November 1, 2010 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics”) today announced that an abstract covering preclinical research with reovirus (REOLYSIN®) is available on the European CanCer Organisation (ECCO) website at www.ecco-org.eu. The research is scheduled to be presented at the 22nd EORTC-NCI-AACR symposium on Molecular Targets and Cancer Therapeutics being held in Berlin, Germany from November 16th – 19th 2010.

The abstract, entitled “REOLYSIN® induces endoplasmic reticular stress in multiple myeloma and enhances the activity of bortezomib”, authored by Kelly et al, indicates that the REOLYSIN and bortezomib combination significantly reduced tumor burden in both xenograft and syngeneic multiple myeloma mouse models. The authors concluded that REOLYSIN is a promising anticancer agent that displays activity against multiple myeloma alone and in combination with bortezomib and warrants further investigation for the treatment of multiple myeloma and other malignancies.

“Our preclinical research is increasingly looking at expanding the range of drug combinations and potentially treatable indications that REOLYSIN may be suited for,” said Dr. Matt Coffey, COO of Oncolytics. “With this work we are expanding beyond our research in solid tumours to look at the applicability of our agent in hematopoietic malignancies.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements,including the implication of the materials presentedat the EORTC-NCI-AACR symposium on Molecular Targets and Cancer Therapeutics with respect to REOLYSIN; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2010 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
For Canada: The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	For United States: The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com